FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 23, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.
A Publicly Trade Company with Authorized Capital
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON
MAY 23, 2012

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law
6.404/76)

DATE, TIME AND PLACE: May 23, 2012 at 10:30 a.m. at the Company’s registered offices at Rua Jorge Tzachel, 475 in the city of Itajaí, state of Santa Catarina. ATTENDANCE: Shareholders representing 66,18% of the voting capital were present. Also present and representing the Company: the Chief Executive Officer, José Antonio do Prado Fay; Financial and Administrative Vice President and Investor Relations Officer, Leopoldo Viriato Saboya; Also present were Mr. Waderson Mergulhão, representing Deloitte Touche Tohmatsu Consultores Ltda. and Mr. Francisco Costa e Silva of Escritório de Advocacia Bocater, Camargo, Costa e Silva Advogados. CONVENING NOTICE: Published in the newspapers: Diário Oficial do Estado de Santa Catarina, on May 08, 09 and 10, 2012 and in the Valor Econômico (São Paulo regional edition) on May 08, 09 and 10, 2012. CHAIR: Paulo Assunção de Souza, Chairman and Edina Biava, Secretary. AGENDA OF THE DAY: 1. Pursuant to Article 256 of Law 6.404/76, to ratify the engagement of Deloitte Touche Tohmatsu Consultores Ltda. as a specialized company for the preparation of an appraisal report on Quickfood S.A., a publicly held corporation, constituted in accordance with the laws of the Republic of Argentina with registered offices in the Province of Buenos Aires, enrolled in the Public Commercial Register under number 3.099, Book 96, Volume “A” of Publicly Held Companies; and 2.  Pursuant to the provision in Paragraph 1 of Article 256, Law 6.404/76, to ratify the Company’s acquisition of shareholding control of Quickfood S.A., pursuant to the terms and conditions of the Asset Exchange Contract and Other Covenants signed on March 20, 2012, between, on the one hand, the Company, Sadia S.A. and Sadia Alimentos S.A.,and on the other, Marfrig Alimentos S.A. RESOLUTIONS: After discussion related to matters on the agenda of the day, the shareholders in attendance decided by the majority of votes, abstentions and votes against being duly recorded: 1.  To ratify the engagement of Deloitte Touche Tohmatsu Consultores Ltda. as a specialized company for the preparation of an appraisal report on Quickfood S.A., a publicly held corporation, constituted in accordance with the laws of the Republic of Argentina with registered offices in the Province of Buenos Aires, enrolled in the Public Commercial Register under number 3.099, Book 96, Volume “A” of Publicly Held Companies; and 2. To ratify the Company’s acquisition of the total stake held directly or indirectly by Marfrig Alimentos S.A., equivalent to 90.05% (ninety point zero, five percent) of the capital stock of Quickfood S.A., pursuant to the terms and conditions of the Asset Exchange Contract and Other Covenants signed on March 20, 2012, between, on the one hand, the Company, Sadia S.A. and Sadia Alimentos S.A.,and on the other, Marfrig Alimentos S.A. DOCUMENTS ATTACHED: 1.  Shareholders’ Attendance List. Appraisal report. DOCUMENTS FILED WITH THE COMPANY: 1.  Proxy instruments granted; 2.  Voting declarations. CONCLUSION: These minutes having been drafted, read and approved were signed by those present. Paulo Assunção de Souza, Chairman; Edina Biava – Secretary; Initial of the lawyer: Francisco Costa e Silva, OAB/RJ 21.370. These minutes were authorized for publication omitting the signatures of the shareholders present pursuant to Article 130, paragraph 2 of Law 6.404/76. Itajaí - SC, May 23, 2012.

Paulo Assunção de Souza Chairman	Edina Biava Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 23, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director